SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Pre-salt production breaks a new record and reaches 300,000 barrels of oil per day

Rio de Janeiro, February 28th, 2013 – Petróleo Brasileiro S.A.– Petrobras announces that, on February 20th , oil production at Petrobras-operated fields in the pre-salt areas of Campos and Santos Basins reached the mark of 300,000 barrels of oil per day (bpd). Of this total, 83% (249 thousand bpd) correspond to Petrobras’ share while the rest correspond to the share of Petrobras’ partner companies in the different pre-salt production areas.

The 300 thousand bpd production was achieved just 7 years following the first oil discovery in the pre-salt layer, which took place in 2006. Less time than it took other important offshore production areas in the world to achieve the same mark.

For instance, in the US Gulf of Mexico, it took 17 years, following the first discovery, to reach the production of 300 thousand bpd. In Campos Basin, it took 11 years. And in the North Sea, nine. Unlike other areas, the entire pre-salt oil production takes place in ultra-deep waters, which makes this achievement even more remarkable.

Furthermore, the 300 thousand bpd figure was achieved using only 17 production wells. This demonstrates the high productivity of the fields that have been discovered in the pre-salt. Of these wells, six are located in Santos Basin, and account for 43% of the production (129 thousand bpd). The other 11 wells area located in Campos Basin and account for 57% of the production (171 thousand bpd). Natural gas production in these wells is 9,800 thousand m3 per day.

Average monthly oil production in the pre-sal, for February 2013, has already reached 281 thousand bpd, representing a 138%  increase in just 12 months.

Currently, pre-salt production is taking place in eight different platforms, four of which produce exclusively from the pre-salt:

· FPSO Cidade de Angra dos Reis, in operation since October 2010 at Lula field, Santos Basin;

· FPSO Cidade de Anchieta, in operation since September 2012 at Baleia Azul field, Campos Basin;

· FPSO Cidade de São Paulo, in operation since January 2013 at Sapinhoá field, Santos Basin;

·  FPSO Cidade de São Vicente, a temporary unit used for carrying out extended well tests, has been in operation since February 2013 at Sapinhoá field, at an area known as Sapinhoá Norte.

The four remaining platforms were installed in the past in Campos Basin for post-salt oil production, and given their spare capacity, allowed for pre-salt oil discovery wells to be quickly interconnected.

In May of this year, another platform will go on stream in the Santos Basin pre-salt: FPSO Cidade de Paraty, with processing capacity of 120 thousand bpd and 5,000, thousand m3 per day of gas. This platform, which is in the final assembly phase in Angra dos Reis, will be installed to the northeast of Lula field, Santos Basin.

Between 2014 and 2016, another 11 new platforms will go on stream for pre-salt production: ten in Santos Basin and one in Campos Basin. This will allow oil production operated by Petrobras in the pre-salt to exceed 1,000,000 barrels of oil per day in 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.